                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       XM Satellite Radio Holdings Inc.

                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share

                        (Title of Class of Securities)

                                  983759-10-1

                                (CUSIP Number)

                           John D. Hardy, Jr., Esq.
                             O'Melveny & Myers LLP
                             400 South Hope Street
                         Los Angeles, California 90071

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 8, 2000

            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of 13 Pages

CUSIP NO. 983759-10-1           Schedule 13D                  Page 2 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     American Honda Motor Co., Inc. ("American Honda")

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [ ]
                                              (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                       Item 2(d)   [__]
                                       Item 2(e)   [__]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

                       ---------------------------------------------------------
                        7   SOLE VOTING POWER

                            1,886,792

NUMBER OF
SHARES                 ---------------------------------------------------------
                        8   SHARED VOTING POWER

BENEFICIALLY                0

OWNED BY               ---------------------------------------------------------
EACH                    9   SOLE DISPOSITIVE POWER

                            1,886,792
REPORTING
                       ---------------------------------------------------------
PERSON                  10  SHARED DISPOSITIVE POWER

WITH                        0

CUSIP NO. 983759-10-1           Schedule 13D                  Page 3 of 13 Pages


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,886,792

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [  ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.8%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO

--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of XM Satellite Radio Holdings Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1500 Eckington Place, N.E., Washington, D.C. 20002.

          On August 8, 2000, pursuant to a Stock Purchase Agreement among the Issuer, American Honda, and certain other investors listed therein, American Honda acquired 50,000 shares of the Issuer's 8.25% Series C Convertible Redeemable Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"), at a purchase price of $1,000 per share. All shares of Series C Preferred Stock purchased by American Honda are convertible at the option of American Honda into shares of Class A Common Stock, as set forth in the response to Item 5.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by American Honda, with principal executive offices at 1919 Torrance Boulevard, Torrance, California 90509-2200. American Honda is in the business of distributing automobiles, motorcycles and power equipment products.

          Honda Motor Co., Ltd., a Japanese corporation ("Honda Motor"), controls American Honda and has principal executive offices at 1-1, Minami Aoyama 2 chome, Minato-Ku, Tokyo, Japan. Honda Motor is in the business of manufacturing automobiles, motorcycles and power equipment products.

CUSIP NO. 983759-10-1           Schedule 13D                  Page 4 of 13 Pages


          Following is a list of the identity, citizenship, position and principal occupation of each executive officer and director of American Honda and Honda Motor.

                                  Honda Motor
                                  -----------
Executive Officer/Director (Citizenship)         Position/Principal Occupation
----------------------------------------         -----------------------------

Yoshihide Munekuni (Japan citizen)               Chairman and Representative Director

Hiroyuki Yoshino (Japan citizen)                 President and CEO

Koichi Amemiya (Japan citizen)                   EVP & Representative Director
                                                 COO, North America Regional Operations
                                                 President of American Honda

Katsuro Suzuki (Japan citizen)                   Senior Managing & Representative Director
                                                 COO, Asia & Oceania Operations

Takeo Fukui (Japan citizen)                      Senior Managing & Representative Director
                                                 President of Honda R&D Co., Ltd.

Michiyoshi Hagino (Japan citizen)                Senior Managing & Representative Director
                                                 COO, Automobile Operations

Minoru Harada (Japan citizen)                    Senior Managing & Representative Director
                                                 COO, Europe, Middle East & Africa Operations

Motoatsu Shiraishi (Japan citizen)               Senior Managing & Representative Director
                                                 COO, Japan Production Operations

Satoshi Aoki (Japan citizen)                     Senior Managing & Representative Director
                                                 Chief Financial Officer

                                American Honda
                                --------------
Executive Officer/Director (Citizenship)         Position/Principal Occupation
----------------------------------------         -----------------------------

Koichi Amemiya (Japan Citizen)                   Director
                                                 President, CEO & Chairman of the Board

Koki Hirashima (Japan Citizen)                   Director
                                                 President of Honda of America
                                                 Manufacturing, Inc.

Atsuyoshi Hyogo (Japan Citizen)                  Director
                                                 Senior EVP & COO

CUSIP NO. 983759-10-1           Schedule 13D                  Page 5 of 13 Pages


Richard E. Colliver (US Citizen)                 Director
                                                 EVP - Honda Sales and Acura

Thomas G. Elliott (US Citizen)                   Director
                                                 EVP - Auto Operations

Chester L. Hale (US Citizen)                     Director
                                                 EVP - Product Regulatory Office

Hideo Takemura (Japan Citizen)                   Director
                                                 EVP - Auto Service & Technical Operations

Shinichi Sakamoto (Japan Citizen)                VP - Finance and Treasurer

Hiroyuki Suganuma (Japan Citizen)                VP - Human Resources & Administration
                                                 and Secretary

          Neither American Honda, Honda Motor, nor, to the best knowledge of each of them, any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of the funds used to make the purchase described herein was working capital, and the aggregate amount of funds used to make the purchase described herein, through and including August 8, 2000, was $50,000,000.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the acquisition being reported on this statement on
Schedule 13D is as an investment.

          Except as described in this statement on Schedule 13D, neither American Honda, Honda Motor, nor, to their best knowledge, any of their respective executive officers or directors has any plans or proposals that relate to or would result in any of the actions or events specified in clauses
(a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Amended and Restated Shareholders Agreement referred to below, American Honda may determine to change its investment intent with respect to the Issuer at any time in the future. American Honda intends to vote its shares of Series C Preferred Stock as it

CUSIP NO. 983759-10-1           Schedule 13D                  Page 6 of 13 Pages



deems appropriate from time to time. In determining from time to time whether to sell its shares of the Series C Preferred Stock (and in what amounts) or to retain such shares, American Honda will take into consideration such factors as it deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to American Honda. American Honda reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or any portion of its holdings of securities of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          By virtue of the Amended and Restated Shareholders Agreement described in the response to Item 6, American Honda may be deemed to be a part of a group (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) that is composed of the following entities: (1) General Motors Corporation ("General Motors"); (2) DIRECTV Enterprises, Inc. ("DIRECTV"); (3) Clear Channel Investments, Inc. ("Clear Channel"); (4) Motient Corporation ("Motient"); (5) Telcom-XM Investors, L.L.C. ("Telcom"); (6) Madison Dearborn Capital Partners III, L.P. ("M-D Capital Partners"), Madison Dearborn Special Equity III, L.P. ("M-D Special Equity"), and Special Advisors Fund I, L.L.C. ("Special Advisors," and, together with M-D Capital Partners and M-D Special Equity, "Madison Dearborn"); (7) Baron Asset Fund, Baron iOpportunity Fund and Baron Capital Asset Fund (collectively, "Baron"); (8) Columbia XM Radio Partners, LLC ("Columbia XM Radio"), Columbia Capital Equity Partners III (QP), L.P. ("Columbia Capital Equity") and Columbia XM Satellite Partners III, LLC ("Columbia XM Satellite," and, together with Columbia XM Radio and Columbia Capital Equity, "Columbia"); (9) AEA XM Investors I LLC and AEA XM Investors II LLC (collectively, "AEA"); and (10) American Honda. American Honda expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other members of the group, and the filing of this statement on Schedule 13D by American Honda shall not be construed as an admission by American Honda that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any of the shares of Class A Common Stock held by the other members of the group.

          Based solely upon information provided to American Honda by the Issuer (the "Available Data"), American Honda believes that, as of August 8, 2000, the members of the group beneficially owned the number of shares of Class A Common Stock set forth in the table below, constituting in each case that percentage of the Class A Common Stock outstanding on August 8, 2000 set forth in the table. The Issuer's Series A Convertible Preferred Stock, par value $.01 per share (the "Series A Convertible Preferred Stock"), is convertible into Class A Common Stock on a one-for-one basis. The Series C Preferred Stock is convertible into Class A Common Stock at the current conversion price of $26.50 per share.

CUSIP NO. 983759-10-1           Schedule 13D                  Page 7 of 13 Pages


Name of Beneficial Owner                 Number of Shares                      Percentage
------------------------------       --------------------------       ------------------------
MOTIENT                                              16,757,262                          34.3%
GENERAL MOTORS                                       11,861,221                          27.0%
DIRECTV                                               6,307,969                          16.4%
CLEAR CHANNEL                                         8,329,877                          25.8%
COLUMBIA                                              3,531,343                          10.9%
TELCOM                                                2,661,211                           8.2%
MADISON DEARBORN                                      4,663,418                          14.4%
AEA                                                   2,264,151                           7.0%
AMERICAN HONDA                                        1,886,792                           5.8%
BARON                                                 2,253,314                           7.0%

          Except for the transactions reported in this statement on Schedule 13D, neither American Honda, Honda Motor, nor any of the beneficial owners listed above (the "Reporting Persons") has engaged in any other transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

          To the best knowledge of American Honda, none of American Honda's, Honda Motor's, nor any of the Reporting Person's executive officers or directors has effected any transactions in the Class A Common Stock within the past 60 days or beneficially owns any shares of the Issuer's capital stock.

          Based solely upon the information set forth in the Issuer's Registration Statement on Form S-1, No. 333-39176, filed with the Securities and Exchange Commission on June 13, 2000 (the "Registration Statement"), and on the Available Data, American Honda believes that: (1) on October 8, 1999, each of General Motors and DIRECTV acquired from the Issuer in a private placement 5,393,252 shares of the Series A Convertible Preferred Stock upon conversion of $50,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to each of General Motors and DIRECTV by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, each of General Motors and DIRECTV acquired 160,000 shares of the Class A Common Stock in the Issuer's initial public offering (the "Offering"), at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, DIRECTV acquired 20,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, Clear Channel acquired from the Issuer in a private placement 8,089,877 shares of Class A Common Stock upon conversion of $75,000,000 principal amount (plus accrued interest) of a convertible subordinated note previously issued to Clear Channel by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Clear Channel acquired 240,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

CUSIP NO. 983759-10-1           Schedule 13D                  Page 8 of 13 Pages


          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, Telcom acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on October 8, 1999, Telcom acquired 80,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, Columbia acquired from the Issuer in a private placement 2,696,626 shares of Class A Common Stock upon conversion of $25,000,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to Telcom by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, Columbia acquired 80,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock,
(3) on August 8, 2000, Columbia XM Radio acquired 4,500 shares of the Series C Preferred Stock at a purchase price of $1,000 per share, (4) on August 8, 2000, Columbia XM Satellite acquired 8,203.313 shares of the Series C Preferred Stock at a purchase price of $1,000 per share, and (5) on August 8, 2000, Columbia Capital Equity acquired 7,296,687 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Capital Partners acquired from the Issuer in a private placement 2,622,200 shares of Class A Common Stock upon conversion of $24,310,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Capital Partners by the Issuer, at a conversion price of approximately $9.52 per share, (2) on October 8, 1999, M-D Capital Partners acquired 80,000 shares of the Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (3) on August 8, 2000, M-D Capital Partners acquired 48,914 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on October 8, 1999, M-D Special Equity acquired from the Issuer in a private placement 58,247 shares of Class A Common Stock upon conversion of $540,000 principal amount (plus accrued interest) of convertible subordinated notes previously issued to M-D Special Equity by the Issuer, at a conversion price of approximately $9.52 per share, and (2) on August 8, 2000, M-D Special Equity acquired 1,086 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that on October 8, 1999, Special Advisors acquired from the Issuer in a private placement 16,179 shares of Class A Common Stock upon conversion of $150,000 principal amount (plus accrued interest) of convertible subordinated

CUSIP NO. 983759-10-1           Schedule 13D                 Page 9 of 13 Pages

notes previously issued to Special Advisors by the Issuer, at a conversion price of approximately $9.52 per share.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) in January 1999, Motient loaned the Issuer approximately $21.4 million, in exchange for shares of common stock of the Issuer and a note convertible into additional shares of common stock of the Issuer, (2) on July 7, 1999, Motient acquired from XM Ventures, a trust established by Worldspace, all of Worldspace's debt and equity interests in the Issuer, other than a $75 million loan from Worldspace to the Issuer, in exchange for 8,614,244 shares of Motient's common stock, par value $.01 per share (the "Exchange Transaction"), (3) immediately after the Exchange Transaction, the Issuer reorganized its capital structure, the shares of common stock of the Issuer owned by Motient were exchanged on a one-for-one basis for shares of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), and as a result, Motient owned 125 shares of Class B Common Stock, which constituted 100% of the outstanding capital stock of the Issuer then outstanding (also as part of this reorganization, certain of the debt interests acquired by Motient in the Exchange Transaction were exchanged for a single convertible note issued by the Issuer, convertible into shares of the Class B Common Stock), (4) in September 1999, the Issuer effected a 53,514-for-1 stock split, and as a result, the 125 shares of Class B Common Stock then owned by Motient were exchanged for 6,689,250 shares of Class B Common Stock,
(5) on October 8, 1999, upon the completion of the Offering, all of the convertible notes of the Issuer owned by Motient converted into 11,182,926 shares of Class B Common Stock, and as a result of this conversion, as of October 8, 1999, Motient owned an aggregate of 17,872,176 shares of Class B Common Stock, (6) on October 8, 1999, Motient acquired 200,000 shares of the Issuer's Class A Common Stock in the Offering, at a purchase price of $12.00 per share, the initial public offering price of the Class A Common Stock, and (7) on January 17, 2000, Motient transferred 1,314,914 shares of the Class A Common Stock to Baron Asset Fund pursuant to the terms of a note issued by Motient to Baron Asset Fund.

          Based solely upon the information set forth in the Registration Statement and on the Available Data, American Honda believes that: (1) on August 8, 2000, AEA XM Investors I LLC acquired 6,869 shares of the Series C Preferred Stock at a purchase price of $1,000 per share, and (2) on August 8, 2000, AEA XM Investors II LLC acquired 53,131 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

          Based solely upon the information set forth in the Issuer's Registration Statement and on the Available Data, American Honda believes that:
(1) on January 17, 2000, Baron Asset Fund acquired 1,314,914 shares of the Class A Common Stock from Motient pursuant to the terms of a note issued by Motient to Baron Asset Fund, (2) on August 8, 2000, Baron Asset Fund acquired 31,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share, (3) on August 8, 2000, Baron iOpportunity Fund acquired 2,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share, and (4) on August 8, 2000, Baron Capital Asset Fund acquired 2,000 shares of the Series C Preferred Stock at a purchase price of $1,000 per share.

CUSIP NO. 983759-10-1           Schedule 13D                 Page 10 of 13 Pages


          American Honda does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock described herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The following summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference and were filed as Exhibits 10.1 and 10.2, respectively, to the Registration Statement.

                  Amended and Restated Shareholders Agreement

          On August 8, 2000, American Honda entered into an Amended and Restated Shareholders Agreement with the Issuer, Motient, Telcom, General Motors, DIRECTV, AEA, Clear Channel, and certain other investors listed therein. The Amended and Restated Shareholders Agreement is attached to this Schedule 13D as
Exhibit 1. Set forth below is a description of certain material provisions of the Amended and Restated Shareholders Agreement.

          Governance Provisions. The Issuer's board of directors consists of eleven members, one of whom is selected by Telcom, one of whom is selected by General Motors or DIRECTV, one of whom is selected by Clear Channel, one of whom is selected by AEA, five of whom are selected by Motient, and two independent directors, one of whom must be approved by Motient and one of whom must be approved by a majority of the other parties to the Amended and Restated Shareholders Agreement. Following receipt of approval of the Federal Communications Commission to transfer control of the Issuer from Motient to a diffuse group of shareholders, the Issuer's board of directors will consist of ten members, one of whom will be selected by Telcom, one of whom will be selected by General Motors or DIRECTV, one of whom will be selected by Clear Channel, one of whom will be selected by AEA, three of whom will be selected by Motient, two independent directors of recognized industry experience and stature whose nominations must be approved by Motient and the other parties to the Amended and Restated Shareholders Agreement, and one of whom will be the Issuer's President and Chief Executive Officer. The foregoing board rights are subject to the certain requirements relating to the maintenance of investments or minimum share percentages in the Issuer.

          Conversion of Class B Stock to Class A Stock. The Class B Common Stock owned by Motient is convertible into Class A Common Stock, on a one-for-one basis, at any time at Motient's discretion. In addition, under the Amended and Restated Shareholders Agreement, the holders of a majority of the outstanding shares of Class A Common Stock, including at least 20% of the public holders of the Class A Common Stock, may require Motient to convert all of its shares of Class B Common Stock into an equal number of shares of Class A Common Stock. This conversion will not be effected, however, if the Federal Communications Commission does not approve the transfer of control of the Issuer from Motient to a diffuse group of shareholders.

CUSIP NO. 983759-10-1           Schedule 13D                 Page 11 of 13 Pages


          Non-Competition. Motient has agreed not to compete with the Issuer in the satellite radio business in the United States for so long as Motient holds 5% of the Issuer's common stock and for a period of three years following any transfer which results in Motient owning less than 5% of the Issuer's common stock.

                         Registration Rights Agreement

          On August 8, 2000, American Honda entered into an Amended and Restated Registration Rights Agreement with the Issuer, Motient, and certain other stockholders named therein. The Amended and Restated Registration Rights Agreement is attached to this Schedule 13D as Exhibit 2. Set forth below is a description of certain material provisions of the Amended and Restated Registration Rights Agreement.

          Under the Amended and Restated Registration Rights Agreement, American Honda has certain registration rights with respect to the Class A Common Stock. Commencing on July 7, 2000, certain stockholders that are party to the Amended and Restated Registration Rights Agreement are entitled to demand registration with respect to their Class A Common Stock, including shares of Class A Common Stock issuable upon conversion of other securities. American Honda and certain other stockholders that are party to the Amended and Restated Registration Rights Agreement (the "Series C Investors") receive their demand right beginning on August 9, 2000. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, following the Issuer's commencement of commercial operation, parties to the Amended and Restated Registration Rights Agreement holding, in the aggregate, shares of Class A Common Stock having a fair market value of not less than $25,000,000 may request the Issuer to file a registration statement pursuant to Rule 415. The Series C Investors also have a right to demand registration upon a change of control of the Issuer. Parties to the Amended and Restated Registration Rights Agreement also have rights to include their Class A Common Stock in registered offerings initiated by the Issuer, other than an offering for high yield debt or a demand in connection with a change in control.

          Other than the foregoing agreements, there are no contracts, arrangements, understandings or relationships among American Honda, Honda Motor, or, to their best knowledge, any executive officer or director of either entity, or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 Amended and Restated Shareholders Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III
                         (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV

CUSIP NO. 983759-10-1           Schedule 13D                 Page 12 of 13 Pages



                         Enterprises, Inc., General Motors Corporation,
                         Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to Exhibit
                         10.1 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

          Exhibit 2 Amended and Restated Registration Rights Agreement, dated as of August 8, 2000, by and among XM Satellite Radio Holdings Inc., Motient Corporation, Baron Asset Fund, Baron iOpportunity Fund, Baron Capital Asset Fund, Clear Channel Investments, Inc., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC, DIRECTV Enterprises, Inc., General Motors Corporation, Madison Dearborn Capital Partners III, L.P., Special Advisors Fund I, LLC, Madison Dearborn Special Equity III, L.P., American Honda Motor Co., Inc. and Telcom-XM Investors, L.L.C. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 333-39176)).

CUSIP NO. 983759-10-1           Schedule 13D                 Page 13 of 13 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 21, 2000


                                     AMERICAN HONDA MOTOR CO., INC.


                                     By: /s/ Shinichi Sakamoto
                                        ----------------------------------------

                                     Name: Shinichi Sakamoto
                                          --------------------------------------

                                     Title: Vice President - Finance & Treasurer
                                           -------------------------------------